


                                                               Exhibit 12-1

                                                          Foster Wheeler Corporation
                                 Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges and
                                             Combined Fixed Charges and Preferred Share Dividend Requirements
                                                                      ($000's)
                                                                      Unaudited

                                                                                    Fiscal Year
                                           6 months      --------------------------------------------------------------------
                                           1998          1997             1996           1995             1994           1993
                                           ----          ----             ----           ----             ----           ----
Earnings:

Net Earnings/(Loss)                     $  37,724      $ (10,463)        $ 82,240        $ 28,534       $ 65,410       $  57,704
Taxes on Income                            22,877          5,229           44,626          41,129         41,457          39,114
Total Fixed Charges                        44,904         84,541           74,002          60,920         45,412          43,371
Capitalized Interest                       (5,790)       (10,379)          (6,362)         (1,634)          (467)           (213)
Capitalized Interest Amortized              1,092          2,184            2,528           2,273          2,189           2,180
Equity Earnings of non-consolidated
   associated companies accounted for
   by the equity method, net of
   Dividends                               (3,283)        (9,796)          (1,474)         (1,578)          (623)           (883)
                                         ---------      ---------         ---------      ---------     ----------      ----------

                                         $ 97,524       $ 61,316        $ 195,560        $129,644       $153,378        $141,273

Fixed Charges:

Interest Expense                         $ 29,520       $ 54,675         $ 54,940        $ 49,011       $ 34,978        $ 33,558
Capitalized Interest                        5,790         10,379            6,362           1,634            467             213
Imputed Interest on non-capitalized
   lease payments                           9,594         19,487           12,700          10,275          9,967           9,600
                                         --------       --------           ------         -------        -------         -------

                                         $ 44,904       $ 84,541         $ 74,002        $ 60,920       $ 45,412        $ 43,371

Ratio of Earnings to Fixed Charges          2.17            0.73            2.64             2.13           3.38           3.26


*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.